AYTU BIOSCIENCE, INC.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

March 9, 2016

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:

Re:	Aytu BioScience, Inc.

Registration Statement on Form S-1

Filed March 2, 2016

File No. 333-209874

Ladies and Gentlemen:

Aytu BioScience, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registration Statement on Form S-1 (File No. 333-209874) effective as of 4:00 p.m. Eastern Time, Friday, March 11, 2016, or as soon thereafter as practicable. Please advise our corporate counsel, Alexander M. Donaldson at (919) 781-4000, of any questions.

With respect to the aforementioned registration statement, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AYTU BIOSCIENCE, INC.

By: /s/ Gregory A. Gould
Gregory A. Gould
Chief Financial Officer